UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Amend No. 1

Under the Securities Exchange Act of 1934

Timios National Corporation.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15100R-107
(CUSIP Number)

Steven Goldstein

YA Global Investments, L.P.

1012 Springfield Ave.

Mountainside, NJ 07092

(201) 985-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy To:

Mark Angelo

1012 Springfield Ave.

Mountainside, NJ 07092

(201) 985-8300

January 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

SCHEDULE 13D

1	NAME OF REPORTING PERSONS YA Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,249,897
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,249,897
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,249,897[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

1 Includes an aggregate of 33,791 shares of Timios National Corporation (the “Issuer”) common stock, par value $0.001 per share (the “Common Stock”), 1,989,154 shares of Issuer Series J Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and 13 Shares of Common Stock held By Mark Angelo (“Angelo Shares”). On November 27, 2013 (the “Notice Date”) Yorkville Advisors, LLC, (“Yorkville”), the Investment Manager to YA Global Investments, L.P. (“YA Global”) delivered to the Issuer a notice of its waiver of the Beneficial Ownership Limitations pursuant to Section 4.11 of the Certificate of Designation, Preferences, and Rights of Series J Preferred Stock (the “Certificate of Designation”) and therefore will be effective on January 31, 2014, sixty-five (65) days from the Notice Date (the Effective Date”). After the Effective Date, YA Global would be entitled to convert into 6,216,106 Shares of Common Stock of the Issuer. The holders of Preferred Stock vote with the holders of Common Stock on an as-converted basis and as a single class on all matters presented to the holders of Common Stock.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.0%[2]
14	TYPE OF REPORTING PERSON PN

2 The calculation is based 8,567,705 Shares of Common Stock issued and outstanding by the Issuer, which is based on the following (i) 2,351,599 shares of Common Stock of the Issuer on a converted basis of the Issuer as of November 8, 2013 as reported in the Issuer’s Form 10-Q of the Issuer for the quarterly period ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2013 and (ii) 6,216,106 Shares of Common Stock of the Issuer on an as-converted basis of the Issuer, which YA Global would be entitled to convert into after the Effective Date.

1	NAME OF REPORTING PERSONS Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,249,910
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,249,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,249,910[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

3 See Item #1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.0%[4]
14	TYPE OF REPORTING PERSON PN

4 See Item #2

1	NAME OF REPORTING PERSONS Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13.
	8	SHARED VOTING POWER 6,249,897
	9	SOLE DISPOSITIVE POWER 13
	10	SHARED DISPOSITIVE POWER 6,249,897
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,249,910[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

5 See Item #1

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.0%[6]
14	TYPE OF REPORTING PERSON IN

6 See Item #2

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, no par value per share (the “Shares”), of Timios National Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4600 Fairfax Drive, Suite 1200, Arlington, VA 22203.

Item 2.  Identity and Background.

(a)-(c), (f). This statement is being filed by YA Global Investments, L.P. (“YA Global”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (YA Global, Yorkville and Angelo collectively, the “Reporting Persons”).

YA Global, a Cayman Islands exempt limited partnership, whose business address is 1012 Springfield Ave., Mountainside, NJ 07092, is a private investment fund. Yorkville, a Delaware LLC, whose business address is 1012 Springfield Ave., Mountainside, NJ 07092, is the Investment Manager to YA Global. Angelo, whose business address is 1012 Springfield Ave., Mountainside, NJ 07092, is the Portfolio Manager of YA Global and President of Yorkville. Angelo is a citizen of the United States.

(d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons holdings were acquired from the Issuer through various private placement transactions as descripted more fully in Item 4 below which were purchased from the working capital of YA Global.

Item 4.  Purpose of Transaction.

Item #4 of the Schedule 13D is amended and supplemented as follows

(a)-(j) On August 28, 2012, the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) with YA Global and certain other parties signatory thereto, pursuant to which, among other things, YA Global exchanged certain debt and securities of the Issuer owned by YA Global and all rights, title and interest therein or associated therewith in exchange for the Issuer’s Series J Preferred Stock, par value $0.01 (“Series J Preferred”), in accordance with the terms of the Exchange Agreement (collectively, the “Exchange”). As part of the Exchange, among other things, YA Global exchanged (i) 9,549 shares of Series H Preferred, par value $0.01 per shares (“Series H Preferred”); (ii) 1,000,000 shares of Series F Preferred, par value $0.01 per shares (“Series F Preferred”); (iii) warrants numbered HOMS-5-1 and HOMS-4-2 issued on March 14, 2008 (the “Warrants”) for the purchase of up to an aggregate of 83,333,333 shares of the Issuer’s Common Stock, par value $0.001 and (iv) all rights, title and interest in various Promissory Notes (the “P-Notes”) with an original principal amount of $8,409,532.00 by the Issuer in favor of YA Global, in exchange for 2,043,810 Series J Preferred.

The Series J Preferred Shares are convertible into Shares of Common Stock pursuant to Section 4.1 of the Certificate of Designation, Preferences, and Rights of Series J Preferred Stock of the Issuer (the “Certificate of Designation”). On November 27, 2013 (the “Notice Date”), Yorkville on behalf of YA Global delivered to the Issuer a notice (the “Notice Letter”) of its waiver of the Beneficial Ownership Limitations pursuant to Section 4.11 of the Certificate of Designation and therefore would be effective on January 31, 2014, sixty-five (65) from the Notice Date. (the “Effective Date”). The letter is attached hereto as Exhibit 99.1, the contents of which are incorporated herein.

After the Effective Date, YA Global would be entitled to convert into 6,216,106 Shares of Common Stock of the Issuer on an as-converted basis. Therefore along with its current holdings of 33,791 Shares of Common Stock of the Issuer and the 6,216,106 Shares of Common Stock of the Issuer it would be entitled to vote on as an as-converted basis, YA Global would be the beneficial holder of 6,249,897 Shares of Common Stock of the Issuer or 73.0% of the outstanding Shares of Common Stock of the Issuer.

Each of the Reporting Persons is engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies they invest in, including the Issuer, on a continuous basis. The Reporting Persons may have discussions with the Issuer’s Management regarding means of increasing shareholder value, including the possibility of changes in the corporate structure and capital allocation. The Reporting Persons may have discussions with the Issuer’s management and board regarding the board structure and management compensation. The Reporting Persons may also seek to discuss other topics in the future with other stockholders and potential nominees of the Board. In particular, and without limiting the generality of the foregoing, any one of the Reporting Persons may purchase additional shares of Common Stock or other securities of the Issuer (including derivative securities) or may sell or transfer shares of Common Stock or other securities of the Issuer (including derivative securities) in public or private transactions, or may distribute Common Stock or other securities (including derivative securities) of the Issuer in-kind to their members, as applicable. The Reporting Persons may seek board representation or nominate or recommend persons for nomination to the board, may make proposals concerning changes to the operations, management or capital structure of the Issuer, may enter into private negotiated derivative transactions with institutional counterparties to hedge market risk or liquidate its positions with the Issuer. Any potential transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act, other applicable laws or restrictions of the transaction documents. Each of the Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.  Interest in Securities of the Issuer.

Item #5 of the Schedule 13D is amended and Supplemented as follows:

(a)-(b) YA Global currently holds 33,791 shares of Common Stock of the Issuer and 1,989,154 shares of Series J Preferred of the Issuer, which is convertible into Shares of Common Stock pursuant to Section 4.1 of the Certificate of Designation. After the Effective Date referred in the Notice Letter, as defined in Item 4 above, YA Global would be entitled to convert into 6,216,106 Shares of Common Stock of the Issuer on an as-converted basis. Therefore along with its current holdings of 33,791 Shares of Common Stock of the Issuer and the 6,216,106 Shares of Common Stock of the Issuer it would be entitled to vote on an as-converted basis, YA Global would be the beneficial holder of 6,249,897 Shares of Common Stock of the Issuer or 73.0% of the outstanding Shares of Common Stock of the Issuer.

Yorkville, As the Investment Manager of YA Global, may be deemed to beneficially own the same amount of shares of Common Stock and Series J Preferred beneficially owned by YA Global.

Angelo, as the president of Yorkville, and the portfolio manager to YA Global, may be deemed to beneficially own the same amount of shares of Common Stock and Series J Preferred beneficially owned by YA Global.

Angelo directly owns 13 shares of Common Stock of the Issuer. YA Global may be deemed to beneficially own the 13 shares of Common Stock beneficially owned by Angelo, as he is the president of Yorkville, which is the investment manager to YA Global and the portfolio manager to YA Global. Yorkville Advisors may be deemed to beneficially own the 13 shares of Common Stock beneficially owned by Angelo, as he is the president and Managing Member of Yorkville.

YA Global has the sole power to vote and to dispose of its interest in the Issuer. Yorkville, as the Investment Manager of YA Global, has the sole power to direct the vote and/or to direct the disposition of YA Global’s interest in the Issuer directly owned by YA Global. Angelo, as the Portfolio Manager of YA Global and president of Yorkville, has the sole power to direct the vote and/or to direct the disposition of YA Global’s interest in the Issuer directly owned by YA Global.

Except for the 13 shares of Common Stock beneficially owned by Angelo, the other Reporting Persons disclaim beneficial ownership of these securities except to the extent of his or its pecuniary interest, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

(c)         Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares.

Trade Date	Buy/Sell	Number of Shares	Price per Shares
12/12/13	Sell	1,000	$1.10
12/20/13	Sell	1,000	$1.12
12/24/14	Sell	1,200	$1.12

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

99.1 – Letter to the Issuer by Yorkville on behalf of YA Global of its waiver of the Beneficial Ownership Limitations pursuant to Section 4.11 of the Certificate of Designation and therefore would be effective on January 31, 2014, sixty-five (65) from the Notice Date.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

/s/ Steven S. Goldstein, Esq.	Date:	1/4/14
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer
As: Investment Manager
To: YA Global Investments, L.P.

/s/ Steven S. Goldstein, Esq.	Date:	1/4/14
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer

/s/ Mark Angelo	Date:	1/4/14
By: Mark Angelo

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock no par value per share, of Timios National Corporation, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 20, 2013.

REPORTING PERSON:

/s/ Steven S. Goldstein, Esq.	Date:	12/20/13
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer
As: Investment Manager
To: YA Global Investments, L.P.

/s/ Steven S. Goldstein, Esq.	Date:	12/20/13
By: Steven S. Goldstein, Esq.
Yorkville Advisors, LLC
Its: Chief Compliance Officer

/s/ Mark Angelo.	Date:	12/20/13
By: Mark Angelo